As filed with the Securities and Exchange Commission on September 12, 2008
                                                          Registration No. 333 -
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

            ---------------------------------------------------------

                                    FORM F-6
                             REGISTRATION STATEMENT
                                      UNDER
     THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
                          AMERICAN DEPOSITARY RECEIPTS

                                 --------------

                           IMPERIAL TOBACCO GROUP PLC
   (Exact name of issuer of deposited securities as specified in its charter)

                                 --------------

                                      [N/A]
                   (Translation of issuer's name into English)

                                 --------------

                                ENGLAND AND WALES
            (Jurisdiction of incorporation or organization of issuer)

            ---------------------------------------------------------

                                 CITIBANK, N.A.
             (Exact name of depositary as specified in its charter)

                                 --------------

                                 399 Park Avenue
                            New York, New York 10043
                                 (212) 816-6690
  (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                                 --------------

                      Commonwealth Brands Corporate Office
                                900 Church Street
                             Bowling Green, KY 42101
                             Attention: Jonathan Cox
                                 (270) 781-9100
  (Address, including zip code, and telephone number, including area code, of agent for service)

            ---------------------------------------------------------

                                   Copies to:
  Bart Capeci, Esq.                                 Herman H. Raspe, Esq.
  Allen & Overy LLP                           Patterson Belknap Webb & Tyler LLP
 One Bishops Square                              1133 Avenue of the Americas
    London E1 6AD                                  New York, New York 10036
       England

            ---------------------------------------------------------

It is proposed that this filing become effective under Rule 466:
                                                    |X| immediately upon filing.
                                                    |_| on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box : |_|

            ---------------------------------------------------------

                                                CALCULATION OF REGISTRATION FEE

-------------------------------------- --------------------- -------------------- --------------------- ---------------------
                                                              Proposed Maximum      Proposed Maximum
       Title of Each Class of              Amount to be        Aggregate Price     Aggregate Offering        Amount of
     Securities to be Registered            Registered            Per Unit*             Price**           Registration Fee
-------------------------------------- --------------------- -------------------- --------------------- ---------------------
American Depositary Shares, each           100,000,000              $5.00            $5,000,000.00            $196.50
representing  two (2) Ordinary
Shares of Imperial Tobacco Group PLC
-------------------------------------- --------------------- -------------------- --------------------- ---------------------

*     Each unit represents 100 American Depositary Shares.
** Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Shares.

--------------------------------------------------------------------------------

            This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

                                PART I

                  INFORMATION REQUIRED IN PROSPECTUS

                         Cross Reference Sheet

Item 1.       DESCRIPTION OF SECURITIES TO BE REGISTERED

                                                                   Location in Form of American
                                                                   Depositary Receipt ("Receipt")
Item Number and Caption                                            Filed Herewith as Prospectus
-----------------------                                            ----------------------------
1.   Name of Depositary and address of its principal executive     Face of Receipt -  Introductory Article.
     office

2.   Title of Receipts and identity of deposited securities        Face of Receipt  - Top Center.

Terms of Deposit:

       (i)    The amount of deposited securities represented by    Face of Receipt  - Upper right corner.
              one American Depositary Share ("ADSs")

       (ii)   The procedure for voting, if any, the deposited      Reverse of Receipt  - Paragraphs (16)
              securities                                           and (17).

       (iii)  The collection and distribution of dividends         Reverse of Receipt - Paragraph (14).

       (iv)   The transmission of notices, reports and proxy       Reverse of Receipt - Paragraphs (13) and (16).
              soliciting material

       (v)    The sale or exercise of rights                       Reverse of Receipt - Paragraphs (14)
                                                                   and (16).

       (vi)   The deposit or sale of securities resulting from     Face of Receipt - Paragraphs (3).
              dividends, splits or plans of reorganization         Reverse of Receipt - Paragraphs (6), (14) and (18).

       (vii)  Amendment, extension or termination of the deposit   Reverse of Receipt - Paragraphs (22) and (23) (no
              agreement                                            provision for extensions).

       (viii) Rights of holders of Receipts to inspect the         Reverse of Receipt - Paragraph (13).
              transfer books of the Depositary and the list of
              holders of ADSs

                                                                   Location in Form of American
                                                                   Depositary Receipt ("Receipt")
Item Number and Caption                                            Filed Herewith as Prospectus
-----------------------                                            ----------------------------
       (ix)   Restrictions upon the right to deposit or withdraw   Face of Receipt - Paragraphs (2), (3), (4); Reverse
              the underlying securities                            of Receipt - Paragraphs (6), (7), (9) and (10).

       (x)    Limitation upon the liability of the Depositary      Reverse of Receipt - Paragraphs (7), (19) and (20).

3.    Fees and charges which may be imposed directly or            Reverse of Receipt - Paragraph (10).
      indirectly on holders of ADSs

Item 2.           AVAILABLE INFORMATION                            Reverse of Receipt - Paragraph (13).

      The Company has been subject to the periodic reporting requirements of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and has filed certain reports with, and submitted certain information to, the United States Securities and Exchange Commission (the "Commission"), which reports can be retrieved from the Commission's internet website at www.sec.gov, and can be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington, D.C. 20549. The Company has filed a Form 15F ("Form 15F") with the Commission, which has suspended the Company's duty under the Exchange Act to file or submit the reports required under Sections 13(a) or 15(d) of the Exchange Act. Upon the effectiveness of Form 15F, the Company's duty to file or submit reports under Sections 13(a) or 15(d) of the Exchange Act will terminate and the Company will, pursuant to Rule 12g3-2(e)(1), receive the exemption from the reporting obligations of the Exchange Act provided by Rule 12g3-2(b). In order to satisfy the conditions of Rule 12g3-2(b) the Company intends to publish the information contemplated in Rule 12g3-2(b)(1)(iii) under the Exchange Act on its internet website or through an electronic information delivery system generally available to the public in the Company's primary trading market. The Company has specified in Form 15F the internet website or the electronic information delivery system on which it intends to publish such information. The information so published by the Company cannot be retrieved from the Commission's internet website, and cannot be inspected or copied at the public reference facilities maintained by the Commission. If the Form 15F is not declared effective, the Company will again be subject to the periodic reporting requirements of the Exchange Act and will be required to file with the Commission, and submit to the Commission, certain reports that can be retrieved from the Commission's internet website at www.sec.gov, and can be inspected and copied at the public reference facilities maintained by the Commission.

                                   PROSPECTUS

            The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the Form of Amendment No. 1 to Amended and Restated Deposit Agreement filed as Exhibit (a)(i) to this Registration Statement on Form F-6 and is incorporated herein by reference.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.       EXHIBITS

      (a)(i) Amendment No. 1 to Amended and Restated Deposit Agreement, dated as of September 12, 2008, by and among Imperial Tobacco Group PLC, (the "Company"), Citibank, N.A., as depositary (the "Depositary"), and all Holders and Beneficial Owners from time to time of American Depositary Shares issued and outstanding thereunder (including the form of American Depositary Receipt attached thereto as an exhibit). -- Filed herewith as Exhibit (a)(i).

      (a)(ii) Amended and Restated Deposit Agreement, dated as of November 2, 1998, by and among the Company, the Depositary, and all Holders and Beneficial Owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder. -- Filed herewith as Exhibit (a)(ii).

      (b)(i) Letter Agreement for Restricted ADSs/May 2008 Rights Offering, dated as of May 20, 2008, by and between the Company and the Depositary. -- Filed herewith as Exhibit (b)(i).

      (b)(ii) Letter Agreement for Direct Registration System for ADSs, dated September 21, 2007, by and between the Company and the Depositary. -- Filed herewith as Exhibit (b)(ii).

      (c) Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. -- None.

      (d) Opinion of counsel for the Depositary as to the legality of the securities to be registered. -- Filed herewith as Exhibit (d).

      (e)     Certificate under Rule 466. -- File herewith as Exhibit (e).

      (f) Powers of Attorney for certain officers and directors and the authorized representative of the Company. -- Set forth on the signature pages hereto.

Item 4.       UNDERTAKINGS

      (a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of ADSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

      (b) If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADS thirty (30) days before any change in the fee schedule.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity created by the Amended and Restated Deposit Agreement, dated as of November 2, 1998, by and among Imperial Tobacco Group PLC, Citibank, N.A., as depositary, and all Holders and Beneficial Owners from time to time of American Depositary Shares evidenced by American Depositary Receipts to be issued thereunder, as proposed to be amended by Amendment No. 1 to Amended and Restated Deposit Agreement, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 12th day of September 2008.

                                    Legal entity created by the Amended and
                                    Restated Deposit Agreement, as proposed to be amended by Amendment No. 1 to Amended and Restated Deposit Agreement, under which the American Depositary Shares registered hereunder are to be issued, each American Depositary Share representing two (2) Ordinary Shares of Imperial Tobacco Group PLC.

                                    CITIBANK, N.A., solely in its capacity as Depositary


                                    By: /s/ Brian M. Teitelbaum
                                        ----------------------------------------
                                        Name:  Brian M. Teitelbaum
                                        Title: Vice President

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, Imperial Tobacco Group PLC certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized, in Bristol, England, on September 12, 2008.


                                    Imperial Tobacco Group PLC


                                    By: /s/ Trevor Martin Williams
                                        ----------------------------------------
                                        Name:  Trevor Martin Williams
                                        Title: Authorised Signatory

                               POWERS OF ATTORNEY

      KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Robert Dyrbus, Alison Jane Cooper, Matthew Robert Phillips and Trevor Martin Williams, individually, to act as his/her true and lawful attorney-in-fact and agent, with full power of substitution, for him/her and in his/her name, place and stead, in any and all such capacities, to sign any and all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as s/he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form F-6 has been signed by the following persons in the following capacities on September 10, 2008.


Signature                   Title
---------                   -----


/s/ Iain Napier             Chairman and Non-Executive Director
--------------------------
Iain Napier


/s/ Gareth Davis            Chief Executive and Director
--------------------------  (Principal Executive Officer)
Gareth Davis


/s/ Jean-Dominique Comolli  Deputy Chairman and Non-Executive Director
--------------------------
Jean-Dominique Comolli


/s/ Robert Dyrbus           Finance Director
-------------------------- (Principal Financial Officer and Accounting Officer) Robert Dyrbus


/s/ Graham Blashill         Group Sales and Marketing Director
--------------------------
Graham Blashill


/s/ Alison Cooper           Corporate Development Director
--------------------------
Alison Cooper

Signature                   Title
---------                   -----


/s/ Pierre Jungels          Senior Independent Non-Executive Director
------------------------
Pierre Jungels


/s/ Bruno Bich              Non-Executive Director
------------------------
Bruno Bich


/s/ Kenneth Burnett         Non-Executive Director
------------------------
Kenneth Burnett


/s/ Michael Herlihy         Non-Executive Director
------------------------
Michael Herlihy


/s/ Charles Knott           Non-Executive Director
------------------------
Charles Knott


/s/ Susan Murray            Non-Executive Director
------------------------
Susan Murray


/s/ Berge Setrakian         Non-Executive Director
------------------------
Berge Setrakian


/s/ Mark Williamson         Non-Executive Director
------------------------
Mark Williamson


/s/ Matthew Phillips        Company Secretary
------------------------
Matthew Phillips

/s/ Jonathan Cox            Authorized Representative in the United States
------------------------
Jonathan Cox

                                Index to Exhibits

                                                                  Sequentially
Exhibit            Document                                       Numbered Page
-------            --------                                       -------------
(a)(i)             Amendment No. 1 to Amended and Restated
                   Deposit Agreement, dated as of September 12, 2008
(a)(ii)            Amended and Restated Deposit Agreement,
                   dated as of November 2, 1998
(b)(i)             Letter Agreement for Restricted ADSs/May
                   2008 Rights Offering
(b)(ii)            Letter Agreement for Direct Registration
                   System for ADSs
(d)                Opinion of counsel to the Depositary
(e)                Certificate under Rule 466